

TROUPE

THE DIGITAL JEWELRY COMMUNITY



TROUPE

THE WORLDS FIRST SERVICE

WHERE CONSUMERS CAN DESIGN, BUY & SELL CUSTOM JEWELRY

CUSTOMIZABLE FASION IS EXPLODING

2D, SELF-SERVICE CUSTOMIZATION IS SOLVED





$0 to $300MM in 3 yr.





CTA = Customize



Customize anything (2D)

PROBLEM

3D CUSTOMIZATION IS TOO HARD FOR CONSUMERS

SO…CONSUMERS CAN'T DESIGN THEIR OWN JEWELRY



SOLUTION

DIGITAL JEWELRY COMMUNITY

 **DESIGN**

- Digital Lego; crazy simple CAD
- Stock bracelets, necklaces

 **BUY**

- Huge, photo-realistic digital market
- Topic search

 **SELL**

- Built-in affiliate platform
- Our makers become or sellers

3D Print   Cast* Finish* Plate* Assemble* Ship   * = Outsourced

CRAZY SIMPLE CAD

JEWELRY IN MINUTES

**PHOTO-REALISTIC
3D DESIGN**

**3D COMPONENT
LIBRARY (COMMUNITY)**

**2D IMAGES → 3D
COMPONENTS**







TROUPE CHARM & PENDANT DESIGNER

 TROUPE

1. Design your charm   2. Add bracelet or necklace   3. Buy or sell

| Material | Charms | 3D Art | Images | Text |

$46.27



 Polished 18K Gold Plate

 Satin 18k Gold Plate

 Polished Rhodium Plate

 Polished Sterling Silver

 Satin Sterling Silver

 18K Gold Plated Sterling



FINALIZE CHARM >>

E-COMMERCE RENDERINGS

W/O MANUFACTURING

SHOULD RESULT IN WORLDS LARGEST CUSTOM JEWELRY MARKET



BUILT-IN AFFILATE PLATFORM

SELL MORE, MAKE MORE / UNIT



1. Design your charm	2. Add bracelet or necklace	3. Buy or sell

CAMPAIGN CREATION

1. SET SALES GOAL

Sales Goal **50** Units ⓘ



| 1 | 100 | 200 | 300 | 400 | 500 |

Projected Profit :   **$1455.32**

2. SET PRICE

Material	Sale Price	Profit Per Unit
	72.76	$29.11 ⓘ



SIZING
THE
MARKET
HUGE!

8% CAGR

Global Jewelry Market Without Watches
$215B *

Global Charm Jewelry Market
$17B *

CHARM PLAYERS

PANDORA	$2.5B
L I N K S LONDON	$1B
ALEX AND ANI	$350M
Origami Owl	$250M

Consumers already budgeting $$ on similar goods
Customization already coveted in jewelry
- Engravings
- Custom departments in every neighborhood jewelry store
- Charms: semi-custom

* Euromonitor International ** Pandora.net / JCK.com

TEAM



Andy Fox
CEO / CTO

Northeast Telecom · Technically Speaking · Imidio · iConverse · SiteScape · Novell · KITSY LANE



Lauren Nagel
Marketing

FLIPKEY by tripadvisor · Karmaloop · KITSY LANE



Jessica Ricci
Jewelry


JESSICA RICCI · Jessica Ricci Jewelry



THE DIGITAL JEWELRY COMMUNITY
andyfox@troupejewelry.com

ROADMAP



TROUPE
1. Design your charm
2. Add bracelet or necklace
3. Buy or sell
Material
Charms
3D Art
Images
Text
$57.42
Polished 18K Gold Plate
Satin 18k Gold Plate
Polished Rhodium Plate
Polished Sterling Silver
Satin Sterling Silver
18K Gold Plated Sterling
TWINKLE
FINALIZE CHARM >>

Custom Piece + Stock Piece* = Great Price

(* bracelet, bangle, chain, etc.)

LAUNCH
- Pendants, charms
- 6 materials
- Stock: bracelets, necklaces, charms

LAUNCH + 4mo.
- Enamel finishes
- 2 loop pendants
- Pave stones
- Licenced images

LAUNCH + 6mo.
- Any uploaded model (lower res)
- Rings
- Gold, Oxidizing

LAUNCH + 8mo.
- Earrings
- Bead charms
- Bridal